Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

MOBIQUITY TECHNOLOGIES, INC.

Under Section 805 of the Business Corporation Law

IT IS HEREBY CERTIFIED THAT:

1.	The name of the corporation is MOBIQUITY TECHNOLOGIES, INC.

2.	The certificate of incorporation was filed by the New York Department of State on the 26th day of March 1998 under the Corporation's original name Ace Marketing & Promotions, Inc., and was amended and restated thereafter prior to the date hereof (as amended and restated, the "Certificate of Incorporation").

3.	The Corporation shall amend the Certificate of Incorporation by amending and restating the first paragraph of Article FOURTH which shall read as follows:

"FOURTH: The total number of shares of stock which the corporation shall have authority to issue is one hundred five million (105,000,000), of which one hundred million (100,000,000) shares, par value of one-tenth of a mil ($.0001) each, amounting in the aggregate to ten thousand ($10,000) dollars, shall be common stock and of which five million (5,000,000) shares, par value of one tenth of a mil ($.0001) each, amounting in the aggregate to five hundred ($500) dollars, shall be preferred stock. One million five hundred thousand (1,500,000) of the authorized shares of Preferred Stock are hereby designated "Series AA Preferred Stock." One Million two hundred fifty thousand (1,250,000) of the authorized shares of Preferred Stock are hereby designated "Series AAA Preferred Stock." One Thousand two hundred fifty (1,250) of the authorized shares of Preferred Stock are hereby designated "Series AAAA Preferred Stock." One Thousand five hundred (1,500) of the authorized shares of Preferred Stock are hereby designated "Series C Preferred Stock." Two (2) of the authorized shares of Preferred Stock are hereby designated "Class B Preferred Stock." Seventy Thousand (70,000) of the authorized shares of Preferred Stock are hereby designated "Series E Preferred Stock."

4.	Upon filing of this Certificate of Amendment to the Certificate of Incorporation, the Certificate of Incorporation shall be further amended to add a new Section 7 to Article FOURTH which shall read as follows:

"Pursuant to the Business Corporation Law, upon the filing of this Certificate of Amendment (this "Amendment") to the Certificate of Incorporation with the New York Department of State (the "Effective Time"), each 400 shares of the corporation's common stock, par value $0.0001 per share, issued and outstanding immediately prior to the Effective Time (the "Old Shares") shall automatically be combined into one validly issued, fully paid and non-assessable share of common stock without any further action by the corporation or the holder thereof, subject to the treatment of fractional share interests as described below (the "Reverse Stock Split"). The corporation shall not issue fractional shares in connection with the Reverse Stock Split. Holders of Old Shares who would otherwise be entitled to receive a fraction of a share on account of the Reverse Stock Split shall have their fractional share rounded up to the nearest whole number as of the Effective Time."

5.	This Certificate of Amendment was duly adopted in accordance with Section 803 of the Business Corporation Law of the State of New York (the "BCL") by the Board of Directors of the corporation by unanimous written consent of the Board of Directors of the corporation pursuant to Section 708(b) of the BCL, and by affirmative vote of the holders of a majority of all outstanding shares of Common Stock entitled to vote thereon by written consent of stockholders of the corporation in accordance with Section 615 of the BCL.

6.	The effective date of this filing shall be the later of September 2, 2020 or the date as established by Financial Industry Regulatory Authority, Inc.

IN WITNESS WHEREOF, the undersigned hereby affirms that comments made herein are true and under- penalties of perjury.

Dated: August 18, 2020

/s/ Dean L. Julia
DeanL. Julia, CEO/Secretary